DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

October 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 480 to the Registration Statement on Form N-1A of Xtrackers S&P 500 Growth ESG ETF (“Growth ESG ETF”) and Xtrackers S&P 500 Value ESG ETF (“Value ESG ETF”) (each, a “Fund,” and together, the “Funds”), each a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on June 7, 2022. The Amendment was filed on behalf of the Funds on May 13, 2022 and has a current effective date of October 11, 2022.

The Staff’s comments are restated below, followed by the Funds’ responses.

1.	Comment: As written, it is difficult to follow the index construction processes for the two Funds. The current prospectus descriptions of those processes may be confusing to investors. Please describe more clearly and concisely the Underlying Indexes’ construction processes, including, specifically, the growth, value and ESG elements of these processes. Please consider providing a brief disclosure road map using headers and/or bullets or other design principles to make it easier for investors to follow the Underlying Indexes’ construction processes.

Response: The Funds’ prospectus disclosure has been revised to address the Staff’s comment.

2.	Comment: In the “Principal Investment Strategies” section in the “Fund Details” section of the Funds’ prospectus, please further clarify and explain the Index Provider’s methodologies for creating the S&P 500 Growth Index and the S&P 500 Value Index, the respective parent indexes of the Underlying Indexes, including, specifically, the factors considered by the Index Provider when assessing a company’s growth and value characteristics. This additional disclosure should describe any time periods used by the Index Provider when assessing such characteristics and whether the Index Provider monitors and adjusts, as necessary, its growth and value assessments on an ongoing basis. In the “Principal Investment Strategies” section of the summary section of the Growth ESG ETF’s prospectus, please also briefly describe the factors considered by the Index Provider when assessing a company’s value characteristics. Conversely, in the “Principal Investment Strategies” section of the summary section of the Value ESG ETF’s prospectus, please also briefly describe the factors considered by the Index Provider when assessing a company’s growth characteristics.

Response: The Funds’ prospectus disclosure has been revised to address the Staff’s comment.

3.	Comment: The paragraph in the “Principal Investment Strategies” section of the Fund’s prospectus that describes how each “Underlying Index seeks to target 75% of the float market capitalization … of each … GICS Industry Group within [its parent index] using an ESG score as the defining characteristic” may be confusing to investors and should be rewritten in a clearer, more plain English fashion.

Response: The Funds’ prospectus disclosure has been revised to address the Staff’s comment.

4.	Comment: Please revise the disclosure in the “Principal Investment Strategies” section of the Funds’ prospectus that describes the processes followed by the Underlying Indexes when selecting companies after the application of the ESG screens. The disclosure should be revised to make it clearer and more understandable to the average investor. Please consider including an example of how this selection process works.

Response: The Funds’ prospectus disclosure has been revised to address the Staff’s comment.

5.	Comment: Please clarify supplementally the risk language stating “[r]egulatory changes or interpretations regarding the definitions and/or use of ESG criteria could have a material adverse effect on ... the ability of certain classes of investors to invest in funds following an ESG strategy such as the fund,” which appears at the end of the “ESG investment strategy risk” section in the Funds’ prospectus. Please provide some examples in the Funds’ prospectus that illustrate this risk.

Response: The above-referenced disclosure is intended to notify investors that the ESG investing space is active with regulatory developments, some of which could affect a Fund’s ability to invest in certain companies and/or prohibit certain classes of investors from investing in the Fund. The Funds cite as examples the Department of Labor’s developing position on ESG investing in ERISA plans and recent state law actions, such as Texas SB 13 and SB 19, that would preclude funds and/or entire financial firms from participating in state-run investments based on certain ESG investing approaches. Illustrative examples of this risk factor have been added to the Funds’ prospectus.

6.	Comment: Given the inclusion of risk disclosure relating to Russia’s recent military incursions in Ukraine in the “Market disruption risk” section of the Funds’ prospectus, please consider including disclosure in the Funds’ principal investment strategies if the Funds will have direct exposure to Russian issuers or adjoining geographic regions.

Response: Neither Fund expects to have direct exposure to Russian issuers or adjoining geographic regions.

7.	Comment: Please advise supplementally how the Funds will value futures contracts for purposes of their 80% policies.

Response: Futures contracts are not counted towards satisfying the Funds’ 80% investment policies when making such calculation.

8.	Comment: If there is a sublicense agreement between the Funds and DBX Advisors LLC, the Funds’ investment advisor (the “Advisor”), permitting the Funds’ use of their Underlying Indexes, please file the agreement as an exhibit to the Funds’ registration statement.
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Response: The Funds hereby confirm that the license agreement between the Index Provider and the Advisor does not require the Advisor to sub-license the Underlying Indexes to the Funds. Consequently, there is no sub-license agreement between the Funds and the Advisor.

9.	Comment: Please consider moving the additional detail relating to the calculation of ESG scores found in the “Defining the Equity Universe” sub-section of the “Underlying Index Information” section of the Funds’ prospectus to the “Index Description – Low ESG Score” sub-section of the same section.

Response: The Funds’ prospectus disclosure has been revised to address the Staff’s comment.

10.	Comment: Please include additional disclosure in the Funds’ prospectus describing the criteria used when assigning ESG scores to companies.

Response: The Funds’ prospectus disclosure has been revised to address the Staff’s comment.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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